02029877

SECURITIES AND EXCHANGE ... ON

Office of International Corporate Finance
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

FORM 6-K

**Report of Foreign Issuer Pursuant to Rules 13a-16 and 15d-16
Under the Securities Exchange Act of 1934**

For March 18, 2002

Atna Resources Ltd.
(Form 20F, File No. 0-29336)

#1550 - 409 Granville Street
Vancouver, B.C.
Canada V6C 1T2

(Address of principal executive Offices)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATNA RESOURCES LTD.
(Registrant)

By R Hennk

Date: March 18, 2002

ATNA
RESOURCES LTD.

Atna Options Large Copper Oxide Deposit In Chile

Vancouver, B.C. (March 18, 2002) – Atna Resources Ltd (ATN-TSE) announces it has signed agreements securing the option to acquire Cerro Negro, a large, copper oxide deposit in northern Chile. Exploration by previous operators, including Phelps Dodge, supports an **oxide mineral resource estimate of 191 million tonnes grading 0.46% copper**. This is based on a total of 115 drill holes and extensive underground channel sampling. Atna believes that focused exploration within already identified higher grade areas may define an oxide resource of greater than **40 million tonnes grading over 0.8 % Cu**. This would meet the economic threshold needed to develop a SX-EW facility capable of producing 25,000 tonnes of copper cathode per year, with potential to increase as additional reserves are proven up.

Cerro Negro is situated 50 km northeast of the port city of Chañaral, in Region III of Chile at an elevation of 1,100m. There are several other small to medium sized towns in close proximity. A government maintained gravel road connects the project to a paved highway 15 km to the southwest. Power lines run adjacent to the property and Codelco's El Salvador tailings pond, a potential water source, is located 10 km to the east.

The Cerro Negro project is part of a 7 kilometer long belt of tightly clustered iron oxide copper-gold breccia pipes and associated manto deposits. High grade copper has been mined from the area by artisan miners since the early 1900's and continues today with a few miners producing a small tonnage of oxide ore grading 3% to 5% copper.

Cerro Negro is geologically similar to Anglo American's Manto Verde mine 40 km to the south. Manto Verde was placed into production in 1995, with a resource of 130 million tonnes grading 0.76% copper and producing 42,000 tonnes of cathode copper per year. Exploration at Manto Verde since 1995 has delineated an additional 180 million tonnes at 0.5% copper and production has increased to 53,600 tonnes of cathode per year.

Atna will proceed immediately to collect samples and perform column leach tests to determine metallurgical performance, followed by infill drilling to verify the continuity of the high-grade mineralization. Atna has budgeted $500,000 for this work and a decision to continue into a feasibility study period will follow.

The property purchase option was acquired from Compañia Contractual Minera Ojos del Salado, a Chilian subsidiary of Phelps Dodge Corporation, with the approval of owner Empresa Nacional de Minera (ENAMI). The terms of the deal require Atna to make a series of escalating payments over a period of 5 years to Phelps Dodge totaling $750,000 for ceding their rights to the Property and to ENAMI totaling $6 million for purchasing the property. Atna must spend $2.5 million on the property over a 5 year period to maintain the option. ENAMI will receive a sliding scale Net Smelter Return Royalty that

Atna Resources Ltd. ▲ Suite 1550, 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2
Telephone: 604.684.2285 ▲ Facsimile: 604.684.8887 ▲ Toll Free: 1.800.789.ATNA ▲ e-mail: atna@atna.com ▲ www.atna.com

ranges from 0 to 2% on any concentrate production and a sliding scale Operating Margin Royalty that ranges from 0 to 3.25% on cathode production. The sliding scale is a function of operating margin and years after the initiation of production. Atna is committed to start Commercial Production within 5 years. This period may be extended for 3 years by making a series of advance royalty payments totaling $600,000. The Commercial Production start date commitment and the annual Purchase Payments are deferrable by the cumulative periods of time that the copper price remains below $0.73/lb for 30 consecutive days. Atna is the operator of the project at all stages of the agreement and is responsible for arranging the project financing through to Commercial Production.

Cerro Negro provides Atna with the opportunity to establish a highly profitable mine in a short time frame with potential to increase production scale in the future. It is a large system that could become a SX-EW production center for other oxide deposits in the area, including Atna's Barreal Seco Project located 30 km to the northeast.

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For further information contact:

ATNA RESOURCES LTD.
Michael Williams, Investor Relations
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: atna@atna.com
http://www.atna.com

ATNA
RESOURCES LTD.